                                  SUPPLEMENT TO
                           OFFER TO PURCHASE FOR CASH
                                      AIMCO
                             AIMCO Properties, L.P.
  is offering to purchase any and all units of limited partnership interests in
                  CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES
                          FOR $421.00 PER UNIT IN CASH


Upon the terms and subject to the conditions set forth herein, we will accept any and all units validly tendered in response to our offer. If units are validly tendered and not properly withdrawn prior to the expiration date and the purchase of all such units would result in there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner.

Our offer price will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.

We have extended our offer; our offer and your with drawal rights will expire at 5:00 P.M., New York City time, on September 20, 2000, unless we extend the deadline.

We will pay the fee, up to $50, charged by a custodian of an IRA for tendering units. You will pay any other fees and costs, including any transfer taxes.

Our offer is not subject to a minimum number of units being tendered.

     SEE "RISK FACTORS" IN THE OFFER TO PURCHASE, DATED AUGUST 10, 2000, FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:

     o We determined the offer price of $421.00 per unit without any arms-length negotiations. Accordingly, our offer price may not reflect the fair market value of your units.

     o In November 1999 and May 2000, we offered to buy your units for $443.08 per unit and $440.00 per unit, respectively. Since November 1999, your partnership has paid distributions of $64.69 per unit from operations.

     o In November 1999, an independent investment banking firm estimated that the net asset value, going concern value and liquidation value of your partnership were $487.00, $470.00 and $448.00 per unit, respectively.

                                                        (continued on next page)

                                   ----------

     If you desire to accept our offer, you should complete and sign the enclosed letter of transmittal in accordance with the instructions thereto and mail or deliver the signed letter of transmittal and any other required documents to River Oaks Partnership Services, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of this Supplement. QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THE OFFER TO PURCHASE, THIS SUPPLEMENT OR THE LETTER OF TRANSMITTAL MAY ALSO BE DIRECTED TO THE INFORMATION AGENT AT (888) 349-2005.

                                September 8, 2000

(Continued from prior page)


     o As of June 30, 1998, your general partner (which is our subsidiary) estimated the net asset value of your units to be $619.00 per unit and an affiliate of your general partner estimated the net liquidation value of your units to be $613.35 per unit.

     o We are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

     o Although your partnership's agreement of limited partnership provides for termination in the year 2011, the prospectus pursuant to which the units were sold in 1981 indicated that the properties owned by your partnership might be sold within 10 years of their acquisition if conditions permitted.

     o Your general partner and the property manager of the properties are subsidiaries of ours and, therefore, the general partner has substantial conflicts of interest with respect to our offer.

     o Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     o    It is possible that we may conduct a future offer at a higher price.

     o For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of property owned by your partnership.


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


                                  INTRODUCTION

     On August 10, 2000, we commenced an offer to acquire all of the outstanding units of your partnership, in exchange for $421.00 in cash per unit, net to the seller, without interest, less the amount of distributions, if any, made by your partnership in respect of any unit from August 10, 2000 until the expiration date. If units are validly tendered and not properly withdrawn prior to the expiration date and the purchase of all such units would result in there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner. Our offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 10, 2000, this Supplement and in the accompanying letter of transmittal.

     We will pay any transfer fees imposed for the transfer of units by your partnership. However, you will have to pay any governmental transfer taxes that apply to your sale. We will also pay up to $50 of fees for tendering your units which are charged by any custodian or other trustee of any Individual Retirement Account or benefit plan which is the owner of record of your units. Although the fees charged for transferring units from an Individual Retirement Account vary, such fees are typically $25-$50 per transaction. However, you will have to pay any additional fees and any other fees and expenses, including any fees or commissions imposed by your broker, and any taxes that apply to your sale. The custodian for your IRA account should bill us for such fees by sending an invoice to the Information Agent.

     We have retained River Oaks Partnership Services, Inc. to act as the Information Agent in connection with our offer. We will pay all charges and expenses in connection with the services of the Information Agent. The offer is not conditioned on any minimum number of the units being tendered. However, certain other conditions do apply. See "The Offer - Section 17. Conditions of the Offer," in the Offer to Purchase. Under no circumstances will we be required to accept any unit if the transfer of that unit to us would be prohibited by the agreement of limited partnership of your partnership.

     We have extended the expiration date of our offer to 5:00 p.m., New York City time, on September 20, 2000. If you desire to accept our offer, you must complete and sign the letter of transmittal in accordance with the instructions contained therein, and forward or hand deliver the enclosed acknowledgment and agreement, together with any other required documents, to the Information Agent. If you have already tendered your units in accordance with the original letter of transmittal, you need not take any further action to continue to tender your units. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer and, if we have not accepted such units for payment, on or after October 12, 2000.

     We expressly reserve the right, in our reasonable discretion, at any time and from time to time, to extend the period of time during which our offer is open and thereby delay acceptance for payment of, and the payment for, any unit. Notice of any such extension will promptly be disseminated to you in a manner reasonably designed to inform you of such change. Further, any extension may be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of our offer, in accordance with Rule 14e-1(d) under the Securities Exchange Act of 1934.

     Our Offer to Purchase, dated August 10, 2000, is hereby further supplemented as follows:

     1. Since May 1, 2000, we have purchased in privately negotiated transactions the following units in your partnership:

        DATE            NUMBER OF UNITS           SALE PRICE PER UNIT
        ----            ---------------           -------------------
        May 1                281                           (1)

        June 1             3,858.20                        (2)


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


----------

(1) Purchase prices are as follows: 139 units were purchased for $441.97 per unit; 17 units were purchased as part of a group purchase of 1,318 units in various partnerships for an aggregate price of $305,156; and 125 units were purchased as part of a group purchase of 2,485.25 units in various partnerships for an aggregate price of $489,818.

(2) Purchase prices are as follows: 3,774.70 units were purchased for $440.00 per unit; and 83.50 units were purchased as part of a group purchase of
     883.50 units in various partnerships for an aggregate price of $357,999.76.

     2. The current executive officers of the general partner of your partnership are the same as the executive officers of AIMCO.

     3. Your general partner intends to seek approval of limited partners to amend your partnership agreement to eliminate the current partnership mandatory minimum set reserve requirement of approximately $4,625,660. Approval of this amendment is assured based on the number of units held by us and our affiliates. After adoption of the amendment, the general partner will be able to reduce the necessary reserves and, as a result, it is expected that your partnership will make a distribution to its partners in an aggregate amount equal to the reduction in the reserves.

     4. THE MASTER LOAN. Your partnership was formed for the benefit of its limited partners to lend funds to a predecessor of Consolidated Capital Equity Partners, a California limited partnership ("CCEP"). Your partnership loaned funds to such predecessor subject to a nonrecourse note with a participation interest pursuant to that certain Amended Loan Agreement, dated as of November 15, 1990, by and between your partnership and CCEP (the "Master Loan"). At June 30, 2000, the recorded investment in the Master Loan was considered to be impaired under Statement of Financial Accounting Standard No. 114 ("SFAS 114"), Accounting by Creditors for Impairment of a Loan. Your partnership measures the impairment of the loan based upon the fair value of the collateral due to the fact that repayment of the loan is expected to be provided solely by the collateral. For the six months ended June 30, 2000 and 1999, your partnership recorded approximately $1,000,000 and $1,053,000, respectively, of interest income based upon "Excess Cash Flow" (as defined in the Master Loan Agreement) generated.

          The fair value of the collateral properties was determined using the net operating income of the collateral properties capitalized at a rate deemed reasonable for the type of property and adjusted for market conditions, the physical condition of the property and other factors, or by obtaining an appraisal from an independent appraiser. This methodology has not changed from that used in prior calculations performed by the general partner in determining the fair value of the collateral properties. There was no change in the provision for impairment loss for the six months ended June 30, 2000 and 1999. The general partner evaluates the net realizable value on a semi-annual basis.

          Interest, calculated on the accrual basis, due to your partnership pursuant to the terms of the Master Loan Agreement, but not recognized in the consolidated statements of operations due to the impairment of the Master Loan, totaled approximately $20,210,000 and $19,108,000 for the six months ended
June 30, 2000 and 1999, respectively. Interest income is recognized on the cash basis as allowed under SFAS 114. The cumulative amount of unrecognized interest totaled approximately $287,185,000 and $266,975,000 at June 30, 2000, and December 31, 1999, respectively, and was not included in the balance of the investment in Master Loan on your partnership's balance sheet. In addition, six of the properties are collateralized by first mortgages totaling approximately $22,398,000 which are senior to the Master Loan. Accordingly, this fact has been taken into consideration in determining the fair value of the Master Loan.


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


          During the six months ended June 30, 2000 and 1999, your partnership received approximately $167,000 and $124,000, respectively, in principal payments on the Master Loan. This amount represents cash received on certain investments held by CCEP, which are required to be transferred to your partnership per the Master Loan Agreement.

          On July 21, 2000, CCEP sold Shirewood Townhomes, one of the properties which secured the Master Loan, to an unaffiliated third party for net sales proceeds of approximately $4,526,000 after payment of closing costs. CCEP realized a gain on sale of approximately $4,526,000 which will be paid to your partnership as a payment on the Master Loan. The general partner is currently evaluating the partnership's cash needs to determine what portion of the funds can be distributed to the partners in the near future.

          CCEP is in the process of refinancing the first mortgages on six of its ten properties and securing mortgages on three other properties which currently do not have first mortgages. These transactions are expected to be completed in September 2000. In connection with such transactions, your partnership will agree not to foreclose or exercise any other remedy under the Master Loan on the properties securing the new mortgages until these proposed ten-year loans are repaid in full. The Master Loan is subordinated to the current first mortgages and will be subordinated to any new first mortgages. From such mortgages, CCEP is expected to pay your partnership under the terms of the Master Loan, approximately $33,050,842. Upon receipt of any of such funds, the general partner will evaluate your partnership's cash needs to determine what portion of such funds can be distributed to the partners. The general partner of CCEP does not have any current intention of selling any of these properties.

          The Master Loan matures on November, 2000, and the unpaid principal and interest on the Master Loan was $354,883,000 as of June 30, 2000. CCEP does not have sufficient current assets to pay the Master Loan. Further, the net proceeds that would be realized upon the sale of CCEP's properties securing the Master Loan are estimated to be substantially less than the amount due under the Master Loan. When the Master Loan matures, the general partner will have to determine whether or not to extend the Master Loan or pursue other remedies. However, as a result of current and proposed subordination agreements, the general partner could only foreclose on one property.

          PROPOSED ELIMINATION OF MANDATORY RESERVE REQUIREMENT. Your general partner intends to seek the approval of limited partners to amend your partnership agreement to eliminate the current mandatory minimum working capital and contingency reserve requirement of approximately $4,625,660. If this amendment is approved, which is assured given the number of units held by us and our affiliates, it is expected that your partnership will be able to make, and will make, a distribution to its partners shortly after such amendment is adopted.

          PROPOSED REFINANCING OF THE LOFT APARTMENTS. You should be aware that it is our understanding that your general partner will also seek amendments to your partnership agreement to clarify the general partner's authority to refinance properties held by your partnership. The general partner intends to refinance the current mortgage on The Loft Apartments. The existing debt would be repaid with the proceeds of a new loan expected to have an original principal amount of approximately $2,216,869 and to mature in 2010. The new loan is expected to be non-recourse (with customary exceptions for fraud, misappropriation of funds and environmental liability), and fully amortizing over the ten year term. Upon approval of these amendments, we expect your partnership to make a distribution to its partners shortly after the refinancing is completed.

          POTENTIAL SUBSTANTIAL POTENTIAL FUTURE DISTRIBUTIONS. Your partnership may in the near future pay substantial distributions to its partners from the following sources:

               o the proposed refinancing of first mortgages on of CCEP's six properties;

               o the incurring of new mortgages debt on three properties currently owned by CCEP;


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


               o    the sale of one property by CCEP;

               o    the proposed refinancing of The Loft Apartments; and

               o the proposed elimination of minimum working capital and contingency reserve requirements.

          No assurances can be given that any of the proposed transactions will be consummated, the amounts that will be received by your partnership or the timing and amounts of any distributions, if any However, it is not anticipated that any distributions will be made before our tender offer is completed.


                                       6
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     The letter of transmittal and any other required documents should be sent or delivered by each unitholder or such unitholder's broker, dealer, bank, trust company or other nominee to the Information Agent at one of its addresses set forth below.


                     THE INFORMATION AGENT FOR THE OFFER IS:

                      RIVER OAKS PARTNERSHIP SERVICES, INC.


           By Mail:                     By Overnight Courier:                   By Hand:
         P.O. Box 2065                    111 Commerce Road                 111 Commerce Road
      S. Hackensack, N.J.              Carlstadt, N.J. 07072             Carlstadt, N.J. 07072
          07606-2065                 Attn.: Reorganization Dept.       Attn.: Reorganization Dept.

                                    For information, please call:

                                      TOLL FREE: (888) 349-2005


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